PE
01/22/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000331

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 14 2013

Washington, DC 20549

February 14, 2013

Melissa K. Caen
The Southern Company
mkcaen@southernco.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/14/13

Re: The Southern Company
Incoming letter dated January 22, 2013

Dear Ms. Caen:

This is in response to your letters dated January 22, 2013 and February 13, 2013 concerning the shareholder proposal submitted to Southern by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 14, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Southern Company
Incoming letter dated January 22, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in Southern's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Southern may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Southern seeking approval to amend Southern's certificate of incorporation. You also represent that the proposal would directly conflict with Southern's proposals. You indicate that inclusion of the proposal and Southern's proposals in Southern's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Melissa K. Caen
Vice President,
Associate General Counsel
and Corporate Secretary

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308

Tel 404.506.0684
Fax 404.506.0344


SOUTHERN
COMPANY

February 13, 2013

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Via electronic mail: shareholderproposals@sec.gov

RE: The Southern Company – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On January 22, 2013, The Southern Company (the "Company") submitted a letter (the "No-Action Letter Request") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy material for its 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials") a stockholder proposal (the "Stockholder Proposal") and related supporting statement submitted to the Company by Mr. John Chevedden and requesting that the Staff concur in the Company's view that the Stockholder Proposal may be properly excluded from the 2013 Proxy Materials.

In the No-Action Letter Request, the Company explained that it believed that the Stockholder Proposal could be properly omitted from the 2013 Proxy Material pursuant to Rule 14a-8(i)(9) because the Stockholder Proposal conflicts with certain of the Company's proposals to be submitted to stockholders at the 2013 Annual Meeting. The No-Action Letter Request noted that, at the Company's Board of Directors Meeting scheduled for mid-February 2013, management would be recommending to the Company's Board of Directors for approval and recommendation to the Company's stockholders amendments to the Company's Composite Certificate of Incorporation, as amended (the "Charter"), to replace each of the supermajority voting requirements in the Charter implicated by the Stockholder Proposal with a lower voting standard. The Company's proposed amendments to be presented in the 2013 Proxy Materials (collectively, the "Company Proposals") are as follows:

- **Company Proposal to Amend Article Eleventh** – Amend Article Eleventh of the Charter to (1) require only the affirmative vote of a majority of the issued and outstanding shares of common stock of the Company to authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or lesser number of shares of common stock either with or without par value or reduce the par value of the common stock and (2) require only the affirmative vote of a majority of the issued and outstanding shares of the capital stock of the Company to amend, alter, change or repeal certain provisions of the Charter.

- **Company Proposal to Amend Article Thirteenth** – Amend Article Thirteenth of the Charter to eliminate the current 75% supermajority vote requirements in Article Thirteenth and to require the affirmative vote of at least (1) 66 2/3% of the issued and outstanding shares of capital stock having voting power ("Voting Stock"), voting together as a single class, and (2) a majority of the issued and outstanding Voting Stock beneficially owned by persons other than the Interested Stockholder (as defined in the Charter), voting together as a single class, to (a) approve certain business combinations with Interested Stockholders or (b) to amend, alter, change, repeal or adopt any provisions inconsistent with Article Thirteenth.

The purpose of this supplement to the No-Action Letter Request is to notify the Staff that on February 11, 2013 the Board of Directors approved the Company Proposals and recommended that the Company's stockholders approve the Company Proposals at the 2013 Annual Meeting. The Company intends to include proposals seeking stockholder approval of the Company Proposals in the 2013 Proxy Materials.

Based upon the reasons explained in the No-Action Letter Request and the fact that the Board of Directors has approved the Company Proposals and intends to include them in the 2013 Proxy Materials, the Company respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Stockholder Proposal from the 2013 Proxy Materials for the Company's 2013 Annual Meeting. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If the Staff does not agree with the Company's position, we would appreciate an opportunity to discuss this matter with the Staff prior to the issuance of a decision.

Please contact me at 404-506-0684 with any questions or if further information is needed. Thank you for your attention to this matter.

Very truly yours,



Melissa K. Caen

cc: John Chevedden (via FedEx and E-mail)

From:	Caen, Melissa K. (SCS Legal) <MKCAEN@SOUTHERNCO.COM>
Sent:	Tuesday, January 22, 2013 1:37 PM
To:	shareholderproposals
Cc:	Ackel, Jessica N.
Subject:	The Southern Company - SEC No Action Letter Request
Attachments:	Chevedden - SEC No Action Letter Request.pdf

On behalf of The Southern Company, attached is a no action letter request in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, related to a stockholder proposal submitted by John Chevedden. Please contact me at 404-506-0684 with any questions or if further information is needed. Thank you for your attention to this matter.

Regards,
Melissa Caen

Melissa K. Caen
Vice President,
Associate General Counsel
and Corporate Secretary

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel 404.506.0684
Fax 404.506.0344


SOUTHERN
COMPANY

January 22, 2013

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Via electronic mail: shareholderproposals@sec.gov

RE: The Southern Company – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing to notify the staff of the Division of Corporation Finance (the "Staff") of our intention to exclude from the 2013 proxy statement and form of proxy for the 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") of The Southern Company (the "Company") a stockholder proposal (the "Stockholder Proposal") and related supporting statement submitted by John Chevedden ("Proponent"). A copy of the Stockholder Proposal and related supporting statement, as well as related correspondence from the Proponent, is attached hereto as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the U.S. Securities and Exchange Commission (the "Commission") against the Company if the Stockholder Proposal is omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Stockholder Proposal conflicts with certain of the Company's proposals to be submitted at the Company's 2013 Annual Meeting.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission, and we have concurrently sent copies of this correspondence to the Proponent.

Background

The Stockholder Proposal requests that the Company's Board of Directors adopt a simple majority vote standard. Specifically, the Stockholder Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

The Stockholder Proposal implicates two articles of the Company's Composite Certificate of Incorporation, as amended (the "Charter"), that contain voting requirements that call for greater than a simple majority vote. In particular, each of these articles contains supermajority vote requirements. There are no provisions in the Company's Bylaws, as amended, that call for greater than a simple majority vote.

The Company also notes Article Tenth of the Charter, a provision not implicated by the Stockholder Proposal (which requests that the Company take action necessary so that each supermajority voting provision in the Charter be eliminated and ***replaced by*** a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws). Article Tenth of the Charter implements a state law procedure (available outside of federal bankruptcy proceedings) authorizing stockholders to petition a Delaware court for a meeting of stockholders to vote on any compromise or arrangement involving the Company, its stockholders and its creditors. Section 102(b)(2) of the Delaware General Corporation Law ("DGCL") mandates that any such provision included in the charter of a Delaware corporation must require that any compromise or arrangement be approved by the vote of "a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders" (as provided in Article Tenth). As a result, Article Tenth of the Charter cannot be within the possible scope of the Stockholder Proposal, as the Company has no ability under Delaware law to eliminate the provision and replace it with a lower voting standard. *See MDU Resources Group, Inc.* (Jan. 16, 2010) (concurring that a stockholder proposal requesting that each supermajority voting requirement in a company's charter or bylaws be changed to a majority of votes cast standard was substantially implemented even though the company retained a charter provision identical to Article Tenth with the supermajority voting threshold mandated by Section 102(b)(2) of the DGCL).

At an upcoming meeting, the Company's Board of Directors will consider approving and recommending to the Company's stockholders for approval at the 2013 Annual Meeting amendments to the Charter to replace each of the supermajority voting requirements in the Charter implicated by the Stockholder Proposal with a lower voting standard. The current supermajority provisions in the Charter and the Company's proposed amendments to be presented in the 2013 Proxy Materials (collectively, the "Company Proposals") are as follows:

- **Current Article Eleventh** – Article Eleventh requires the affirmative vote of at least 66 2/3% of the outstanding shares of common stock: (1) to authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or lesser number of shares of common stock either with or without par value or reduce the par value of the common stock (collectively, "Stock Changes") or (2) to amend, alter, change or repeal certain provisions of the Charter (collectively, "Charter Provisions").

  Company Proposal – Amend Article Eleventh of the Charter to (1) require only the affirmative vote of a majority of the issued and outstanding shares of common stock of the Company to approve any Stock Changes and (2) require only the affirmative vote of a majority of the issued and outstanding shares of the capital stock of the Company to amend, alter, change or repeal Charter Provisions.

- **Current Article Thirteenth** – Article Thirteenth requires the affirmative vote of at least (1) 75% of the issued and outstanding shares of capital stock having voting power ("Voting Stock"), voting together as a single class, and (2) a majority of the issued and outstanding Voting Stock beneficially owned by persons other than the Interested Stockholder (as defined in the Charter), voting together as a single class, to (a) approve certain business combinations with Interested Stockholders or (b) to amend, alter, change, repeal or adopt any provisions inconsistent with Article Thirteenth.

  Company Proposal – Amend Article Thirteenth of the Charter to eliminate the current 75% supermajority vote requirements in Article Thirteenth and to require the affirmative vote of at least (1) 66 2/3% of the issued and outstanding Voting Stock and (2) a majority of the issued and outstanding Voting Stock beneficially owned by persons other than the Interested Stockholder, voting together as a single class, to (a) approve certain business combinations with Interested Stockholders or (b) to amend, alter, change, repeal or adopt any provisions inconsistent with Article Thirteenth.

Analysis

The Stockholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposals to be submitted to stockholders at the 2013 Annual Meeting

A. *Rule 14a-8(i)(9) Background*

The Staff has consistently granted no-action relief in reliance on Rule 14a-8(i)(9) with respect to proposals where the inclusion of both the stockholder proposal and the company proposal would present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results if both were approved. The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

Moreover, the Staff has consistently permitted exclusion of stockholder proposals under circumstances substantially similar to the present case where the stockholder proposal contained a voting threshold that differed from the company proposal because, in such cases, submission of both proposals to a stockholder vote would present alternative and conflicting decisions for stockholders. *See Alcoa, Inc.* (Jan. 6, 2012), *Fluor Corporation* (Jan. 25, 2011); *Del Monte Foods Co.* (June 3, 2010); *Caterpillar Inc.* (March 30, 2010); *Allergan, Inc.* (Feb. 22, 2010) (in each case concurring with the exclusion of a stockholder proposal requesting that the company amend its supermajority provisions and adopt a majority of votes cast standard where the company planned to submit proposals to replace its supermajority provisions with a majority of shares outstanding standard); *see also Duke Energy Corporation* (March 2, 2012), *SUPERVALU INC.* (April 20, 2012) and *Piedmont Natural Gas Company, Inc.* (Nov. 17, 2011) (in each case concurring with the exclusion of a stockholder proposal requesting that the company amend its supermajority provisions and adopt a majority of votes cast standard where the company planned to submit proposals to reduce its supermajority provisions to a lower supermajority threshold).

B. The Stockholder Proposal directly conflicts with the Company Proposals to be submitted to stockholders at the 2013 Annual Meeting

As discussed above, the Charter includes two separate supermajority vote provisions that the Stockholder Proposal implicates. The Company Proposals present amendments to (1) Article Eleventh to replace the supermajority threshold with a majority of shares issued and outstanding standard and (2) Article Thirteenth to replace the 75% threshold with a 66 2/3% threshold. The Company believes that the inclusion of the Stockholder Proposal calling for a majority of votes cast standard and the Company Proposals calling for a higher standard would present alternative and conflicting decisions for the Company's stockholders as relates to the voting requirements for the supermajority provisions in the Charter and would create the potential for inconsistent, ambiguous or inclusive results if both the Stockholder Proposal and one or both of the Company Proposals were approved. This is because the Stockholder Proposal and the Company Proposals contain different voting standards for the same provisions in the Charter. Thus, in the event both the Stockholder Proposal and one or both of the Company Proposals pass with the requisite amount of votes, the Company would be unable to determine the voting standard that its stockholders intend to support.

Including the Stockholder Proposal in the 2013 Proxy Materials could also result in inconsistent, ambiguous or inconclusive results due to the requisite supermajority votes currently required to amend the supermajority vote provisions in Article Eleventh and Article Thirteenth that apply to the Company Proposals. For example, if the Stockholder Proposal receives a majority of the votes cast, and therefore passes, and either of the Company Proposals fails to receive the requisite supermajority vote to be adopted, it would not be clear whether (a) the Company should, nevertheless, take steps to implement the Stockholder Proposal by submitting amendments conforming to the Stockholder Proposal at the next stockholders meeting or (b) the Company should conclude that it presented stockholders with the opportunity to vote on reducing the supermajority vote provisions in the Charter through the Company Proposals and that it would be futile to submit any further amendments related to the supermajority vote provisions to conform to the Stockholder Proposal at the next stockholders meeting. *See Sigma-Aldrich Corporation* (Jan. 31, 2011) and *Caterpillar Inc.* (March 30, 2010).

In addition, including the Stockholder Proposal in the 2013 Proxy Materials, together with the Company Proposals, may confuse stockholders. The Stockholder Proposal, together with the supporting statement, implies that the Board has not taken positive action with respect to the supermajority vote provisions in the Charter. However, due to the inclusion of the Company Proposals, this will not be the case. The Board will be taking action to replace those supermajority provisions in the Charter with a lower voting standard.

Therefore, because the Company Proposals directly conflict with the Stockholder Proposal and including both the Stockholder Proposal and the Company Proposals in the 2013 Proxy Materials would lead to inconsistent, ambiguous or inconclusive results, the Company believes that the Stockholder Proposal is properly excludable under Rule 14a-8(i)(9).

C. *Supplemental notification following Board action*

The Company submits this no-action request before the Board of Directors will meet to consider inclusion of the Company Proposals in order to meet timing requirements of Rule 14a-8(j). The Board meeting is scheduled to occur in mid-February. Although the Board has not yet approved the Company Proposals, the Staff has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(9) where the company represents that its board of directors is expected to consider a company proposal that will conflict with a stockholder proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See SUPERVALU INC.* (April 20, 2012) and *Duke Energy Corporation* (March 2, 2012) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting where the company notified the Staff that its board of directors was expected to consider conflicting company proposals and later filed a supplemental letter notifying the Staff that the conflicting company proposals had been approved by the board). Accordingly, the Company will notify the Staff supplementally after the Board has considered the Company Proposals and taken the actions described above.

Conclusion

Based upon the foregoing analysis, the Company respectfully requests that the Staff not recommend an enforcement action to the Commission if the Company omits the Stockholder Proposal from the 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If the Staff does not agree with the Company's position, we would appreciate an opportunity to discuss this matter with the Staff prior to the issuance of a decision. We also ask the Proponent to copy the undersigned on any response it may choose to send or have sent on its behalf to the Staff.

Please contact me at 404-506-0684 with any questions or if further information is needed. Thank you for your attention to this matter.

Very truly yours,



Melissa K. Caen

cc: John Chevedden (via FedEx and E-mail)

Attachments

Exhibit A

Stockholder Proposal

Attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Melissa Caen

Mr. Thomas A. Fanning
Chairman of the Board
The Southern Company (SO)
30 Ivan Allen Jr. Blvd NW
Atlanta GA 30308
Phone: 404 506-5000
FX: 404 506-0455

Dear Mr. Fanning,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — December 7, 2012
John Chevedden — Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: G. Edison Holland Jr.
Corporate Secretary
Glen Kundert <gakunder@southernco.com>
Investor Relations

[SO: Rule 14a-8 Proposal, December 7, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $9 million for our CEO Thomas Fanning.

Our highest paid executives were given pension increases of $1,300,000-plus. Our highest paid executives were also given stock options – 460,000 for our CEO – that simply vest over time without even job performance requirements. Equity pay should have job performance requirements to align with shareholder interests.

Our highest paid executives could be given performance shares that pay out for sub-median Total Shareholder Returns (100% of the target at the 50th percentile and pay outs for even results above the 10th percentile). Underperforming industry peers should not result in extra pay. Our highest paid executives could be given bonuses even if our company: 1) fell "significantly below target" in reliability results; 2) fell "significantly below targets" in its nuclear plant operation goal; and 3) placed only in the top 60th percentile in its safety goal.

Four directors each had seats on 3 boards of major companies. Let us hope that their other obligations are not too demanding – overextension concern. Donald James was one of these directors and received our highest negative votes – into the double-digits. Meanwhile 11 directors showed us that they could keep their negative votes below 2%. Maybe it is not a surprise that Mr. James was 33% of our executive pay committee.

The Petraeus scandal raises the question of the value of a military person on our board, instead of as a consultant. There is evidence that a military person has a strong sense of deference to rank – and who has the highest rank at our company?

Please encourage our board to respond positively to this proposal to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Thursday, December 13, 2012 2:54 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Receipt of Shareholder Proposal

Mr. Chevedden –

This email acknowledges receipt of your proposal on simple majority voting rights for the Southern Company 2013 proxy statement. We look forward to discussing this matter with you over the coming months.

Sincerely,
Jessica Ackel

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Wednesday, December 19, 2012 10:34 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Southern Company - Shareholder Proposal Proof of Ownership Request
Attachments: Chevedden - Request for Proof of Ownership.pdf

Mr. Chevedden –

Per your request to have all correspondence sent to you via email, please find attached a request for proof of ownership from The Southern Company. Please acknowledge receipt of this proposal promptly by email to jnackel@southernco.com.

Sincerely,

Jessica N. Ackel
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308



VIA EMAIL

December 19, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Telephone: *** FISMA & OMB Memorandum M-07-16 ***
E-mail: *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On December 12, 2012, The Southern Company (the "Company") received your shareholder proposal for the Company's 2013 proxy statement (the "Proxy Statement"). This letter notifies you that the proposal contains procedural deficiencies, which we are required to bring to your attention within a specified period of time pursuant to Securities and Exchange Commission ("SEC") regulations.

Rule 14a-8(b) of the Securities Exchange Act of 1934 requires a shareholder proponent to submit sufficient proof of their continuous ownership of at least $2,000 in market value or 1% of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. We have not yet received the required verification of ownership. A copy of the shareholder proposal rules is enclosed for your information.

In order to cure this defect, please provide:

- A written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you held at least the number of shares of Company stock valued at $2,000 for at least one year and verifying the number of shares held; or

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period began and a written statement from you that you continuously held the required number of shares for the one-year period as of the date of the statement.

The value of the shares will satisfy the other eligibility requirement of the SEC rules and the actual number of shares held is information that the Company must include in the Proxy Statement if your proposal is included.

Within 14 days of your receipt of this notice, please have the record holder's written statement sent to the Company at the following address:

Melissa K. Caen, Assistant Secretary
Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Bin SC1203
Atlanta, GA 30308
Facsimile: (404) 506-0344

We appreciate your cooperation to ensure your proposal submission is complete and to resolve this matter. We look forward to discussing this proposal with you.

Sincerely,



Jessica N. Ackel
Legal Department – Senior Attorney

cc: Melissa K. Caen

Enclosure

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Ackel, Jessica N.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 20, 2012 8:49 PM
To: G. Edison Holland
Cc: Glen Kundert; Ackel, Jessica N.
Subject: Rule 14a-8 Proposal (SO) nfn
Attachments: CCE00005.pdf

Mr. Holland,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know Friday whether there is any question.
Sincerely,
John Chevedden

P.O. BOX 770001
CINCINNATI, OH 45277-0045



NATIONAL FINANCIAL℠

Post-it® Fax Note 7671	Date 12-11-12 # of pages ▸
To G. Edison Holland	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 404-506-0455	Fax #

December 11, 2012

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Aetna, Inc. (CUSIP: 00817Y108, trading symbol: AET), 70 shares of Fiserv, Inc. (CUSIP: 337738108, trading symbol: FISV) and 200 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since October 1, 2011.

I can also confirm that Mr. Chevedden has continuously held no fewer than 60 shares of Norfolk Southern Corp. (CUSIP: 655844108, trading symbol: NSC) since October 3, 2011 and no fewer than 100 shares of Southern Company (CUSIP: 842587107, trading symbol: SO) since November 17, 2011.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist
Our File: W627633-11DEC12

Post-it® Fax Note 7671	Date 12-20-12 # of pages ▸
To Melissa Caen	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 404-506-0344	Fax #

Fidelity INVESTMENTS

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Friday, December 21, 2012 9:43 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Holland, Ed; Ackel, Jessica N.
Subject: RE: Rule 14a-8 Proposal (SO) nfn

Mr. Chevedden –

On behalf of Mr. Holland, I acknowledge receipt of your stock ownership letter. At this time, we do not have any other questions. We look forward to discussing this matter with over the coming months.

Sincerely,
Jessica Ackel

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 20, 2012 8:49 PM
To: G. Edison Holland
Cc: Glen Kundert; Ackel, Jessica N.
Subject: Rule 14a-8 Proposal (SO) nfn

Mr. Holland,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know Friday whether there is any question.
Sincerely,
John Chevedden